22nd October 2002

US GAAP Supplementary Note - Revision

BHP Billiton prepares financial statements to reflect the different accounting standards in operation in each of Australia and the United Kingdom, Australian GAAP and UK GAAP respectively. These statements remain unchanged.

The Australian and UK GAAP statements are reconciled to US generally accepted accounting principles (US GAAP) in supplementary note disclosures contained inthe Group's annual reports.

In preparing the US GAAP reconciliation, a tax adjustment was reflected incorrectly, resulting in the estimated tax expense being inadvertently overstated. This had the effect of understating the US GAAP net income and disclosures shown in the supplementary note entitled "US Generally Accepted Accounting Principles Disclosures" only. It does not alter any other aspect of the financial statements.

We have revised the affected note. The Group's auditors have confirmed the revised supplementary note disclosures reflect the changes required and do not affect their unqualified audit opinions dated 9 September 2002.

As a US Registrant, BHP Billiton is also required to file an annual report on Form 20-F with the US Securities & Exchange Commission. This report, which is due to be filed in December, will incorporate the revised note disclosure.

A copy of the revised note for the BHP Billiton Limited and BHP Billiton Plc Reports is attached.

Karen Wood
Company Secretary

Addendum to BHP Billiton Limited Annual Report 2002 - Combined Financial Statements

Note 49 to the financial statements (appears in condensed form as Note 10 to the Concise Report) - US Generally Accepted Accounting Principles Disclosures - has been revised. This version supersedes that included in the BHP Billiton Limited Annual Report 2002 - Combined Financial Statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The financial statements of the BHP Billiton Group are prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of Australian GAAP.

Certain additional disclosures that would normally accompany these disclosures were they being prepared in the context of a filing with the US Securities and Exchange Commission have been omitted.

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies ('DLC') merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accordance with Australian GAAP, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as at the date of consummation of the merger.

Under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, with the excess recorded as goodwill.

(A) Reconciliation to US GAAP

Material differences between Australian GAAP as followed by the BHP Billiton Group and US GAAP are described below. Refer 'US GAAP Adjustments'.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to net income for 2002, 2001 and 2000 which would be required if US GAAP had been applied instead of Australian GAAP.

	2002	2001	2000
	US$M	US$M (restated)	US$M
Reconciliation of net income
Net profit attributable to members as reported in the consolidated Statement of Financial Performance:	1 648	1 109	1 034
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group
Depreciation, amortisation and other asset movements	(412)	-	-
BHP Steel demerger	(333)	-	-
Employee compensation costs	26	(117)	-
Depreciation - write-downs	(18)	(19)	(34)
- revaluations	5	5	8
- reserves	(15)	-	-
Restructuring and employee provisions	(55)	31	27
Fair value accounting for derivatives	279	(33)	-
Synthetic debt	18	-	-
Realised net exchange (losses)/gains on sale of assets/closure of operations	84	7	26
Exploration, evaluation and development expenditures	(60)	(3)	(4)
Start-up costs	(2)	5	(16)
Profit on asset sales	2	2	(30)
Pension plans	(12)	(172)	(29)
Other post-retirement benefits	8	-	-
Mozal expansion rights	22	-	-
Employee Share Plan loans	(16)	-	-
Purchase business combination costs	-	38	-
Expenses on spin-off of OneSteel Limited	-	(30)	-
Asset write-downs	-	-	(891)
Consolidation of Tubemakers of Australia Ltd	-	(1)	(4)
Application of Equity accounting	-	-	164
Tax adjustments (including the tax effect of above adjustments)	80	60	338
Total adjustment	(399)	(227)	(445)
Net income of BHP Billiton Group under US GAAP	1 249	882	589
	2002	2001	2000
	US$	US$	US$
Earnings per share - US GAAP (a) (b)
Basic	0.207	0.239	0.161
Diluted	0.207	0.238	0.161
Earnings per American Depositary Share (ADS) - US GAAP (b) (c)
Basic	0.414	0.478	0.322
Diluted	0.414	0.476	0.322

(a) Based on the weighted average number of shares on issue for the period.

(b) Comparative data has been adjusted to take into account the BHP Billiton Limited bonus share issue effective 29 June 2001. Refer note 31.

(c) For the periods indicated, each ADS represents two ordinary shares.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued
	2002 US$M	2001 US$M (restated)	2000 US$M
Consolidated income statement
Revenues	14 698	9 038	9 401
deduct
Cost of sales	9 968	6 457	7 798
Depreciation and amortisation	1 882	1 137	1 174
General and administrative expenses	174	185	56
Operating income	2 674	1 259	373
deduct
Net interest expense	465	299	457
Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	2 209	960	(84)
deduct/(add)
Taxation expense/(benefit)	878	489	(308)
add
Share of profits of joint ventures and associated undertakings	221	15	183
deduct/ (add)
Minority interests	39	(260)	(22)
Net income from continuing operations	1 513	746	429
Discontinued operations
Income from discontinued operations	74	205	221
(add)/deduct
Taxation (benefit)/expense from discontinued operations	(3)	34	56
deduct
Loss on disposal of operations	333	31	4
deduct
Minority interests in discontinued operations	8	4	1
Net (loss)/income from discontinued operations	(264)	136	160
Net income	1 249	882	589

The following statement of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders.
	2002 US$M	2001 US$M	2000 US$M
Statement of comprehensive income
Total changes in equity other than those resulting from transactions with owners under Australian GAAP	1 673	1 401	1 264
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation	(399)	(227)	(445)
Reclassification adjustment for net exchange gains included in net income (a)	(84)	(7)	(26)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	-	(268)	-
Losses on qualifying cash flow hedging instruments	-	(301)	-
Net transfer to earnings on maturity of cash flow hedging instruments	148	150	-
Adjustment for initial adoption of revised accounting standard AASB 1016:
Accounting for investments in associates	-	-	(164)
Changes in fair value of listed investments	5	-	-
Comprehensive income - under US GAAP (b)	1 343	748	629
Accumulated other comprehensive income includes:
Exchange fluctuation account	387	446	149
Qualifying cash flow hedging instruments	(271)	(419)	-
Other items	5	-	-

(a) Tax benefit/ (expense) of other comprehensive income items: Movements in exchange fluctuation account	1	74	40
Reclassification adjustment for exchange gains included in net income	-	-	30
(b) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2003 are approximately $220 million after tax.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of Australian GAAP:
	2002	2001
	US$M	US$M
Equity attributable to members
Total equity attributable to members	12 821	11 847
add/ (deduct)
Estimated adjustment required to accord with US GAAP
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)
Inventory	-	159
Investments	985	1 034
Property, plant and equipment	2 072	2 156
Undeveloped properties	741	825
Long-term contracts	39	40
Goodwill	2 709	2 770
Long-term debt	13	29
BHP Steel demerger	(264)	-
Property, plant and equipment revaluations	(63)	(68)
Asset write-downs	87	174
Reserves	(15)	-
Restructuring and employee provisions	11	66
Fair value accounting for derivatives	(127)	(624)
Synthetic debt	31	13
Exploration, evaluation and development expenditures	(126)	(66)
Start-up costs	(55)	(53)
Profit on asset sales	(20)	(22)
Pension plans	(109)	(78)
Other post-retirement benefits	(15)	(49)
Mozal expansion rights debtor	(39)	(61)
Employee Share Plan loans	(135)	(59)
Change in fair value of listed investments	10	5
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(1 559)	(1 724)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	155	288
Total adjustment	4 326	4 755
Total equity attributable to members according to US GAAP	17 147	16 602

(a) In addition to the fair value adjustments on acquisition of the BHP Billiton Plc Group indicated, various adjustments to the net assets of the BHP Billiton Plc Group to reflect US GAAP were also reported. These adjustments have been disclosed in aggregate with similar items relating to the BHP Billiton Limited Group.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following are the variations in the balance sheet as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of Australian GAAP:
	A GAAP	Adjustments	US GAAP	A GAAP	Adjustments	US GAAP
	2002	2002	2002	2001	2001	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Statement of Financial Position
Assets
Current assets
Cash assets	1 413	-	1 413	1 147	-	1 147
Receivables	1 990	(110)	1 880	1 979	(69)	1 910
Other financial assets	116	-	116	215	-	215
Inventories	1 160	-	1 160	1 375	159	1 534
Other assets	100	93	193	122	-	122
Total current assets - continuing operations	4 779	(17)	4 762	4 838	90	4 928
Total current assets - discontinued operations	748	-	748	738	-	738
Total current assets	5 527	(17)	5 510	5 576	90	5 666
Non-current assets
Receivables	882	(64)	818	374	(51)	323
Investments accounted for using the equity method	1 505	(2)	1 503	1 236	-	1 236
Other financial assets	489	1 034	1 523	465	1 085	1 550
Inventories	45	-	45	61	-	61
Property, plant and equipment	17 659	2 246	19 905	16 964	2 844	19 808
Intangible assets	513	2 709	3 222	608	2 770	3 378
Deferred tax assets	462	67	529	442	216	658
Other assets	796	(100)	696	689	(69)	620
Total non-current assets - continuing operations	22 351	5 890	28 241	20 839	6 795	27 634
Total non-current assets - discontinued operations	1 984	40	2 024	1 809	123	1 932
Total non-current assets	24 335	5 930	30 265	22 648	6 918	29 566
Total assets	29 862	5 913	35 775	28 224	7 008	35 232
Liabilities and shareholders' equity
Current liabilities
Payables	2 143	100	2 243	1 989	317	2 306
Interest bearing liabilities	1 743	-	1 743	1 743	-	1 743
Tax liabilities	498	-	498	380	-	380
Other provisions	1 009	(9)	1 000	942	(64)	878
Total current liabilities - continuing operations	5 393	91	5 484	5 054	253	5 307
Total current liabilities - discontinued operations	448	-	448	375	-	375
Total current liabilities	5 841	91	5 932	5 429	253	5 682
Non-current liabilities
Payables	121	16	137	144	185	329
Interest bearing liabilities	6 329	(33)	6 296	6 458	86	6 544
Tax liabilities	1 364	1 471	2 835	1 152	1 651	2 803
Other provisions	2 661	33	2 694	2 443	69	2 512
Total non-current liabilities - continuing operations	10 475	1 487	11 962	10 197	1 991	12 188

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued
	A GAAP	Adjustments	US GAAP	A GAAP	Adjustments	US GAAP
	2002	2002	2002	2001	2001	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Total non-current liabilities - discontinued operations	393	-	393	366	-	366
Total non-current liabilities	10 868	1 487	12 355	10 563	1 991	12 554
Total liabilities	16 709	1 578	18 287	15 992	2 244	18 236
Equity minority interests	332	9	341	385	9	394
Shareholders' equity
BHP Billiton Limited - Contributed equity	3 143	(628)	2 515	3 039	(533)	2 506
BHP Billiton Plc - Called up capital	1 752	5 697	7 449	1 752	5 699	7 451
Other equity items	471	(247)	224	530	(400)	130
Retained profits	7 455	(496)	6 959	6 526	(11)	6 515
Total shareholders' equity	12 821	4 326	17 147	11 847	4 755	16 602
Total liabilities and shareholders' equity	29 862	5 913	35 775	28 224	7 008	35 232

Basis of presentation under US GAAP

Revenue recognition

SAB 101 'Revenue recognition in Financial Statements' became applicable to the BHP Billiton Group for the year ended 30 June 2001. The adoption of SAB 101 does not give rise to any differences in revenue recognition.

Associated entities and unincorporated joint ventures

Under US GAAP, all investments classified as associated entities, as detailed in note 18 'Investments accounted for using the equity method', are accounted for under the equity method of accounting in accordance with APB 18. All unincorporated joint ventures, as detailed in note 45 'Major interests in unincorporated joint ventures', are proportionally accounted for in accordance with Emerging Issues Task Force Opinion ('EITF') 00-01 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.

The BHP Billiton Group's investment in the Richards Bay Minerals joint venture is comprised of two legal entities Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The substantive participating rights of the minority interests holder in the Richards Bay Minerals joint venture are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto which ensures that the Richards Bay Minerals joint venture functions as a single economic entity with the overall profit of the Richards Bay Minerals joint venture shared equally between the venturers.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Escondida, which is classified as a joint arrangement. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment. The substantive participating rights of the minority interests holders in the Escondida joint venture include the participation in selection, termination and compensation of management, approval of sales, expenditure, expansions, curtailments, borrowings, settlements and policies and procedures.

Period ended 30 June 2000

For the BHP Billiton Limited Group, following a change in balance date from 31 May to 30 June, effective 30 June 2000, all references in this reconciliation to 2000 are to the 13 months ended 30 June 2000 (refer note 1). Under US GAAP, net income for the 12 months ended 30 June 2000 was US$400 million and comprehensive income for the 12 months ended 30 June 2000 was US$674 million.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

US GAAP adjustments

Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. A full description of the DLC Merger structure is provided in (Dual Listed Companies Structure and Basis of Preparation of Financial Statements). Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited's bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held - prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for Australian GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' equity reconciliation and are discussed below:

(i) The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(ii) The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives on a unit of production and, on an investment-by-investment basis. The estimated useful lives are not expected to exceed 30 years.

(iii) The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment, primarily on a unit of production basis. The estimated useful lives range between one year and 33 years.

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition which are being amortised over their useful lives. For Australian GAAP, the fair value adjustments are reversed while for US GAAP these fair value adjustments are reinstated.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(iv) The amount of total consideration allocated to the BHP Billiton Plc Group's developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v) The increase in value of the long-term contracts was determined by attributing a fair value to certain long-term contracts, which were not accorded a value in the BHP Billiton Plc Group's financial statements.

(vi) Goodwill represents the remainder of unallocated purchase consideration. Goodwill is currently amortised over its expected useful economic life and in future years will be subject to further periodic impairment tests.

(vii) The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

(viii) Other differences between Australian GAAP and US GAAP included adjustments for pensions, post-retirement benefits and start-up costs.

(ix) Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. Minor revisions to the provisional fair values were undertaken in the year ended 30 June 2002. The revised values of assets and liabilities acquired compared to the provisional values are shown in the table on the following page. Prior period fair value adjustments have not been restated for the revisions.
	Final	Provisional
	US$M	US$M
Statement of Financial Position at 30 June 2001
Current assets
Cash assets	687	687
Receivables	883	883
Inventories	1 022	1 022
Other financial assets	132	132
Non-current assets
Property, plant and equipment	11 567	11 540
Intangibles	3 307	3 278
Other financial assets	2 929	2 971
Current liabilities
Payables	1 048	1 048
Interest bearing liabilities	1 300	1 300
Other provisions	221	221
Non-current liabilities
Interest bearing liabilities	3 329	3 329
Tax liabilities	2 129	2 161
Other provisions	634	588
Equity minority interests	337	337
Net assets	11 529	11 529
Shareholders' equity
Shareholders' equity	11 529	11 529

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

BHP Steel demerger

Under Australian GAAP, the BHP Steel demerger is treated in two components - a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in the result for the period ended 30 June 2002 for US GAAP. The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

Depreciation

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs under US GAAP, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' below.

Asset write-downs

At 31 May 1998, the BHP Billiton Limited Group changed its impairment test policy for determining the recoverable amount of non-current assets from an undiscounted to a discounted basis. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value.

These differences created adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account. Refer 'Depreciation' above.

The movement in the shareholders' equity reconciliation in 2002 for this item largely reflects impacts of the BHP Steel demerger and has been included in that item in the income reconciliation. The charge to profit for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

Reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The information contained in those statements differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. This adjustment reflects the impact on depreciation of the difference.

Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Fair value accounting for derivatives

Under Australian GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) Deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) Included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133) requires that each derivative instrument be recorded in the Statement of Financial Position as either an asset or liability measured at its fair value. On initial application of this Standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000. The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under Australian GAAP until the hedged transaction is recognised.

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic rand debt which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign loan amounts and forward exchange contracts are accounted for separately. Foreign loans are recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders' equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Exploration, evaluation and development expenditures

The BHP Billiton Group follows the 'area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at greenfield properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purpose of extending or further delineating existing reserves. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining the profit result according to US GAAP.

Costs of start-up activities

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

Pension plans

In these accounts, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. This policy has been adopted for by the BHP Billiton Limited Group to conform with the BHP Billiton Plc Group and was applied in the year ended 30 June 2001. Previously, charges were taken to the profit and loss account as contributions were made to pension plans.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities. In addition, any associated foreign exchange gains or losses are required to be eliminated from net income.

Other post-retirement benefits

In these accounts, post-retirement benefits other than pensions have been accounted for in a manner which is generally consistent with US GAAP except for certain scenarios such as in accounting for plan amendments.

In these accounts, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

Mozal expansion rights

In June 2001, BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In these accounts, the consideration was recognised as revenue in the year ended 30 June 2001. A portion of the consideration will be paid in cash and another portion will be delivered to BHP Billiton via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the deferred consideration portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Change in UK corporate tax rate for petroleum companies

Australian GAAP requires tax liabilities and assets to be measured at the rates expected to apply when the underlying timing differences reverse. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 in these accounts on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted. For 2002, an adjustment of US$61 million is reported in the item 'taxation adjustments'.

Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under Australian GAAP represent costs of acquisition that were capitalised under US GAAP.

Expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for Australian GAAP but are charged as expenses for US GAAP. The financial statements included in the 2001 Form 20-F incorrectly recognised these costs directly in equity. This change in accounting in the year ended 30 June 2001 decreased US GAAP net income by US$30 million, and decreased US GAAP earnings per share by US$0.008 per share.

Restoration and rehabilitation costs

In these accounts, the expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items payable. The BHP Billiton Limited Group adopted this policy in the year ended 30 June 2001 to conform with the BHP Billiton Plc Group. In fiscal 2000 and prior years, the provision was determined under US GAAP on an undiscounted basis and the charge to profit was generally based on units of production, so that full provision was made by the end of the assets' economic life.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA is higher under US GAAP, and this is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

Equity accounting

For years ended on or after 30 June 1999, Australian GAAP requires the effect of accounting for associated entities on an equity basis to be shown in the consolidated results, as required by US GAAP. In prior periods, Australian GAAP permitted the effect of accounting for associated companies on an equity basis to be shown as supplementary information. The Australian GAAP adjustment to retained earnings on initial adoption of equity accounting is recognised in the result for the period ended 30 June 2000 for US GAAP.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders' equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

Investments

In these accounts, certain unlisted investments are marked to market annually based on third party valuations. The increase/ (decrease) in the value of the investments is recognised in the profit and loss account. Under US GAAP such investments are adjusted to reflect the increase in guaranteed surrender value of the investment, but are not permitted to be marked to market.

In these accounts, certain investments in marketable securities are classified as exploration assets and are carried at estimated recoverable amount. Under US GAAP, such investments are classified as available for sale and are marked to market with changes in fair value recognised as a component of comprehensive income.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to the movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to paid in capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised.

Taxation adjustments

In these accounts, potential tax expense of US$47 million has not been recognised in 2002, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. This adjustment is reported in the item 'taxation adjustments'.

(B) Employee compensation costs

The BHP Billiton Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the various employee ownership plans. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 been used to account for compensation costs, the following net income and earnings per share amounts would result:
	2002	2001	2000
	US$M	US$M	US$M
Net income
As reported	1 249	882	589
Proforma	1 224	897	589
Basic earnings per share (a) (b)
As reported	0.207	0.239	0.161
Proforma	0.203	0.243	0.161
Diluted earnings per share (b) (c)
As reported	0.207	0.238	0.161
Proforma	0.203	0.242	0.161

(a) Based on net profit attributable to members of BHP Billiton Group.

(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 31.

(c) Refer note 12.

(C) Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141: Business Combinations (SFAS141) and Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Assets (SFAS142). In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (SFAS143) and Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144). In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (SFAS146).

For the purpose of deriving US GAAP financial information of the BHP Billiton Group, SFAS141 applies to purchase business combinations entered into after 30 June 2001. SFAS142 , SFAS143 and SFAS144 will apply for the year ending 30 June 2003, while SFAS146 is effective for exit or disposal activities initiated after 31 December 2003. The BHP Billiton Group has not adopted any of these standards early for the purpose of the June 2002 financial statements.

NOTE 49. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

SFAS141 changes the accounting for business combinations to a single purchase accounting method. SFAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. SFAS146 requires that costs associated with exit or disposal activities be recognised when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The BHP Billiton Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

Addendum to BHP Billiton Plc Annual Report 2002

Note 34 to the financial statements - US Generally Accepted Accounting Principles Disclosures - has been revised.
This version supersedes that included in the BHP Billiton Plc Annual Report 2002.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of UK GAAP.

Certain additional disclosures that would normally accompany these disclosures were they being prepared in the context of a filing with the US Securities and Exchange Commission have been omitted.

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers, whereas under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, with the excess recorded as goodwill.

Although UK GAAP and US GAAP both require the consolidation of the BHP Billiton Plc Group with the BHP Billiton Limited Group at 30 June 2001, UK GAAP also requires that their respective financial statements for periods prior to the date the DLC merger was consummated are combined. Under purchase accounting, the retroactive combination of financial statements is not appropriate. As the BHP Billiton Limited Group is the accounting acquirer, and is the 'predecessor' to the BHP Billiton Group, for the years ended 30 June 2001 and 2000, the BHP Billiton Group's net income under UK GAAP, as presented in the financial statements of the BHP Billiton Group, when represented under US GAAP, becomes the net income of the BHP Billiton Limited Group

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(A) Reconciliation to US GAAP

Material differences between UK GAAP as followed by the BHP Billiton Group and US GAAP are described below. Refer 'US GAAP Adjustments'.

The following is a summary of the estimated adjustments to net income for 2002, 2001 and 2000 which would be required if US GAAP had been applied instead of UK GAAP.
	2002	2001	2000
	US$M	US$M	US$M
		(restated)
Reconciliation of net income
Attributable profit as reported under UK GAAP	1 690	1 529	1 506
add/(deduct)
Estimated adjustment required to accord with US GAAP:
BHP Billiton Plc Group's pre-acquisition profit attributable to shareholders under UK GAAP	-	(565)	(566)
Fair value adjustment on acquisition of BHP Billiton Plc Group
Depreciation, amortisation and other asset movements	(454)	(11)	(11)
BHP Steel demerger	(333)	-	-
Employee compensation costs	26	(117)	-
Depreciation - write-downs	(18)	(19)	(31)
- revaluations	5	5	7
- reserves	(15)	-	-
Restructuring and employee provisions	(55)	31	26
Fair value accounting for derivatives	279	(33)	-
Synthetic debt	18	-	-
Realised net exchange (losses)/gains on sale of assets/closure of operations	84	7	26
Exploration, evaluation and development expenditures	(60)	(3)	(4)
Start-up costs	(2)	5	(15)
Profit on asset sales	2	2	(30)
Pension plans	(12)	24	21
Other post-retirement benefits	8	-	-
Mozal expansion rights	22	-	-
Employee Share Plan loans	(16)	-	-
Purchase business combination costs	-	38	-
Expenses on spin-off of OneSteel Limited	-	(30)	-
Restoration and rehabilitation costs	-	50	61
Asset write-downs	-	-	(891)
Consolidation of Tubemakers of Australia Ltd	-	(1)	(4)
Tax adjustments (including the tax effect of above adjustments)	80	(30)	305
Total adjustment	(441)	(647)	(1 106)
Net income of BHP Billiton Group under US GAAP	1 249	882	400

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	2002	2001	2000
	US$	US$	US$
Earnings per share - US GAAP (a) (b)
Basic	0.207	0.239	0.109
Diluted	0.207	0.238	0.109
Earnings per American Depositary Share (ADS) - US GAAP (b) (c)
Basic	0.414	0.478	0.218
Diluted	0.414	0.476	0.218

(a) Based on the weighted average number of shares on issue for the period.

(b) Comparative data has been adjusted to take into account the BHP Billiton Limited bonus share issue effective 29 June 2001. Refer note 23.

(c) For the periods indicated, each ADS represents two ordinary shares in BHP Billiton Limited.
	2002	2001	2000
	US$M	US$M	US$M
		(restated)
Consolidated income statement
Revenues	14 698	9 038	8 653
Deduct
Cost of sales	9 968	6 457	7 165
Depreciation and amortisation	1 882	1 137	1 106
General and administrative expenses	174	185	57
Operating income	2 674	1 259	325
deduct
Net interest expense	465	299	418
Income/(loss) before tax, minority interests and equity in net earnings of affiliated companies	2 209	960	(93)
deduct/(add)
Taxation expense/(benefit)	878	489	(310)
add
Share of profits of joint ventures and associated undertakings	221	15	19
deduct/(add)
Minority interests	39	(260)	(21)
Net income from continuing operations	1 513	746	257
Discontinued operations
Income from discontinued operations	74	205	196
(add)/deduct
Taxation (benefit)/expense from discontinued operations	(3)	34	48
deduct
Loss on disposal of operations	333	31	4
deduct
Minority interests in discontinued operations	8	4	1
Net (loss)/income from discontinued operations	(264)	136	143
Net income	1 249	882	400

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following statement of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders.
	2002	2001	2000
	US$M	US$M	US$M
Statement of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP(a)	1 715	1 401	1 240
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation excluding adjustments mainly related to the acquisition of BHP Billiton Plc Group	(441)	(227)	(540)
Reclassification adjustment for net exchange gains included in net income (b)	(84)	(7)	(26)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	-	(268)	-
Losses on qualifying cash flow hedging instruments	-	(301)	-
Net transfer to earnings on maturity of cash flow hedging instruments	148	150	-
Changes in fair value of listed investments	5	-	-
Comprehensive income - under US GAAP (c)	1 343	748	674
Accumulated other comprehensive income includes:
Exchange fluctuation account	387	446	149
Qualifying cash flow hedging instruments	(271)	(419)	-
Other items	5	-	-

(a) 2002 represents the BHP Billiton Group. 2001 and 2000 represents the 'predecessor' being the BHP Billiton Limited Group.
(b) Tax benefit/(expense) of other comprehensive income items:
- Movements in exchange fluctuation account	1	74	40
- Reclassification adjustment for exchange gains included in net income	-	-	30
(c) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2003 are approximately $220 million after tax.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:
	2002	2001
	US$M	US$M
Reconciliation of Shareholders' Equity
Shareholders' equity under UK GAAP	12 356	11 340
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group (a)
Inventory	-	159
Investments	985	1 034
Property, plant and equipment	2 072	2 156
Undeveloped properties	741	825
Long-term contracts	39	40
Goodwill	3 174	3 277
Long-term debt	13	29
BHP Steel demerger	(264)	-
Property, plant and equipment revaluations	(63)	(68)
Asset write-downs	87	174
Reserves	(15)	-
Restructuring and employee provisions	11	66
Fair value accounting for derivatives	(127)	(624)
Synthetic debt	31	13
Exploration, evaluation and development expenditures	(126)	(66)
Start-up costs	(55)	(53)
Profit on asset sales	(20)	(22)
Pension plans	(109)	(78)
Other post-retirement benefits	(15)	(49)
Mozal expansion rights debtor	(39)	(61)
Employee Share Plan loans	(135)	(59)
Change in fair value of listed investments	10	5
Deferred taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(1 559)	(1 724)
Deferred taxation adjustments (including the deferred taxation effect of other adjustments)	155	288
Total adjustment	4 791	5 262
Shareholders' equity under US GAAP	17 147	16 602

(a) In addition to the fair value adjustments on acquisition of the BHP Billiton Plc Group indicated, various adjustments to the net assets of the BHP Billiton Plc Group to reflect US GAAP were also reported. These adjustments have been disclosed in aggregate with similar items relating to the BHP Billiton Limited Group.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The following are the variations in the balance sheet as at 30 June 2002 and 2001 that would be required if US GAAP had been applied instead of UK GAAP:

The column headed 'Unadjusted' represents a US GAAP format presentation of the assets and liabilities and shareholders' equity which have been measured in accordance with UK GAAP. The column headed 'Adjustments' represents the allocation of those measurement differences (presented in the Reconciliation of Shareholders' Equity) which are required to derive a balance sheet in accordance with US GAAP.
	Unadjusted	Adjustments	US GAAP	Unadjusted	Adjustments	US GAAP
	2002	2002	2002	2001	2001	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Balance Sheet
Assets
Current assets
Cash assets	1 413	-	1 413	1 147	-	1 147
Receivables	2 131	(251)	1 880	2 120	(210)	1 910
Other financial assets	116	-	116	215	-	215
Inventories	1 160	-	1 160	1 375	159	1 534
Other assets	100	93	193	122	-	122
Total current assets - continuing operations	4 920	(158)	4 762	4 979	(51)	4 928
Total current assets - discontinued operations	748	-	748	738	-	738
Total current assets	5 668	(158)	5 510	5 717	(51)	5 666
Non-current assets
Receivables	882	(64)	818	511	(188)	323
Investments accounted for using the equity method	1 505	(2)	1 503	1 236	-	1 236
Other financial assets	489	1 034	1 523	465	1 085	1 550
Inventories	45	-	45	61	-	61
Property, plant and equipment	17 659	2 246	19 905	16 964	2 844	19 808
Intangible assets	42	3 180	3 222	95	3 283	3 378
Deferred tax assets	462	67	529	442	216	658
Other assets	796	(100)	696	689	(69)	620
Total non-current assets - continuing operations	21 880	6 361	28 241	20 463	7 171	27 634
Total non-current assets - discontinued operations	1 984	40	2 024	1 809	123	1 932
Total non-current assets	23 864	6 401	30 265	22 272	7 294	29 566
Total assets	29 532	6 243	35 775	27 989	7 243	35 232
Liabilities and shareholders' equity
Current liabilities
Payables	2 143	100	2 243	1 988	318	2 306
Interest bearing liabilities	1 884	(141)	1 743	1 884	(141)	1 743
Tax liabilities	498	-	498	380	-	380
Other provisions	1 009	(9)	1 000	942	(64)	878
Total current liabilities - continuing operations	5 534	(50)	5 484	5 194	113	5 307
Total current liabilities - discontinued operations	448	-	448	375	-	375
Total current liabilities	5 982	(50)	5 932	5 569	113	5 682

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Unadjusted	Adjustments	US GAAP	Unadjusted	Adjustments	US GAAP
	2002	2002	2002	2001	2001	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Balance Sheet continued
Non-current liabilities
Payables	121	16	137	144	185	329
Interest bearing liabilities	6 329	(33)	6 296	6 595	(51)	6 544
Tax liabilities	1 364	1 471	2 835	1 152	1 651	2 803
Other provisions	2 661	33	2 694	2 443	69	2 512
Total non-current liabilities - continuing operations	10 475	1 487	11 962	10 334	1 854	12 188
Total non-current liabilities - discontinued operations	393	-	393	366	-	366
Total non-current liabilities	10 868	1 487	12 355	10 700	1 854	12 554
Total liabilities	16 850	1 437	18 287	16 269	1 967	18 236
Equity minority interests	326	15	341	380	14	394
Shareholders' equity
BHP Billiton Limited - contributed equity	3 143	(628)	2 515	3 039	(533)	2 506
BHP Billiton Plc - called up capital	1 752	5 697	7 449	1 752	5 699	7 451
Other equity items	471	(247)	224	530	(400)	130
Retained profits	6 990	(31)	6 959	6 019	496	6 515
Total shareholders' equity	12 356	4 791	17 147	11 340	5 262	16 602
Total liabilities and shareholders' equity	29 532	6 243	35 775	27 989	7 243	35 232

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

The BHP Billiton Group Statement of Consolidated Cash Flows has been prepared in accordance with UK accounting standard FRS1, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95, Statement of Cash Flows. The principal differences between the standards relate to classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP:
	2002	2001	2000
	US$M	US$M	US$M
Reconciliation of Cash Flows
Net cash inflow/outflow from operating activities in accordance with UK GAAP	4 641	4 805	4 444
Dividends received	187	193	150
Returns on investments and servicing of finance	(375)	(524)	(651)
Tax paid	(515)	(587)	(532)
Net cash provided by operating activities in accordance with US GAAP	3 938	3 887	3 411
Capital expenditures	(2 671)	(3 040)	(1 262)
Acquisition and disposals	(38)	(1 399)	458
Net (purchase)/sale of investments	50	(595)	(117)
Net cash used in investing activities in accordance with US GAAP	(2 659)	(5 034)	(921)
Proceeds from issuance of ordinary shares	85	937	132
(Decrease)/increase in interest bearing liabilities	(324)	982	(1 687)
Equity dividends paid	(831)	(801)	(395)
Net cash provided by financing activities in accordance with US GAAP	(1 070)	1 118	(1 950)
Exchange translation effects	5	(117)	73
Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	214	(146)	613
Cash and cash equivalents at beginning of period	1 285	1 431	818
Cash and cash equivalents at end of period	1 499	1 285	1 431
At year end cash and cash equivalents is made up of:
Cash at bank and in hand	1 199	836	708
Money market deposits*	300	449	723
Cash and cash equivalents at end of period	1 499	1 285	1 431

* Money market deposits with financial institutions have a maturity up to but not more than three months.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Basis of presentation under US GAAP

Revenue recognition

SAB 101 'Revenue recognition in Financial Statements' became applicable to the BHP Billiton Group for the year ended 30 June 2001. The adoption of SAB 101 does not give rise to any differences in revenue recognition.

Debtors

In accordance with UK GAAP, certain debtors are included on the balance sheet, which are considered to have been sold and are not included on the balance sheet under US GAAP. The value of debtors at 30 June 2002 which were the subject of such treatment was US$141 million (2001: US$278 million).

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading 'Joint ventures' in note 1 'Principal subsidiaries, joint ventures, associates and joint arrangements', are accounted for under the equity method of accounting in accordance with APB 18. All joint arrangements, as detailed under the heading 'Proportionally included joint arrangements' in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion ('EITF') 00-01 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.

As disclosed in note 1, the BHP Billiton Group's investment in the Richards Bay Minerals joint venture is comprised of two legal entities Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The substantive participating rights of the minority interests holder in the Richards Bay Minerals joint venture are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto which ensures that the Richards Bay Minerals joint venture functions as a single economic entity with the overall profit of the Richards Bay Minerals joint venture shared equally between the venturers.

As disclosed in note 1, the BHP Billiton Group holds a 57.5 per cent ownership interest in Escondida, which is classified as a joint arrangement. In accordance with EITF 96-16, the BHP Billiton Group has not consolidated this investment. The substantive participating rights of the minority interests holder in the Escondida joint venture include the participation in selection, termination and compensation of management, approval of sales, expenditure, expansions, curtailments, borrowings, settlements and policies and procedures.

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short term investments with original maturities of less than three months.

US GAAP adjustments

Elimination of the BHP Billiton Plc Group financial information

This adjustment eliminates the pre-acquisition net income of the BHP Billiton Plc Group recorded in the BHP Billiton Group UK GAAP financial statements for the years ended 30 June 2001 and 30 June 2000. This elimination is not applicable at 30 June 2002 or for subsequent post-acquisition periods.

Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. A full description of the DLC Merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of US$11 529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2 319 147 885 on 29 June 2001 by the US$4.9559 adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio, which is achieved by BHP Billiton Limited's bonus share issue of 1 912 154 524 million shares in the ratio of 1.0651 additional bonus shares for every existing share held - prior to the bonus share adjustment the average share price would be US$10.2344 (i.e. by a factor of 2.0651). The 2 319 147 885 shares held by BHP Billiton Plc shareholders on 29 June 2001 reflect the exercise of rights under the Restricted Share Scheme and the Co-Investment Plan. As such, there were no outstanding stock options, stock appreciation rights or similar issuances of BHP Billiton Plc, and no purchase consideration is attributable to such securities. The cost of acquisition was therefore US$11 529 million, including direct external acquisition costs of US$36 million. The direct external acquisition costs have been expensed as incurred for UK GAAP purposes.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into, and additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' equity reconciliation and are discussed below:

  The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(ii) The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives on a unit of production and, on an investment-by-investment basis. The estimated useful lives are not expected to exceed 30 years.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(iii) The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment, primarily on a unit of production basis. The estimated useful lives range between one year and 33 years.

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised certain fair value adjustments as a result of this acquisition which are being amortised over their useful lives. As a result of the application of merger accounting under UK GAAP, the fair value adjustments are reversed. For US GAAP these fair value adjustments are reinstated.

(iv) The amount of total consideration allocated to the BHP Billiton Plc Group's developed and undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's developed and undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared and proven and probable reserves exist. The value allocated to the developed and undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual developed and undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in developed properties is being amortised over their estimated exploitable useful lives on a project-by-project basis. Amortisation for each project is deferred until such time as production commences.

(v) The increase in value of the long-term contracts was determined by attributing a fair value to certain long-term contracts, which were not accorded a value in the BHP Billiton Plc Group's financial statements.

(vi) Goodwill represents the remainder of unallocated purchase consideration. Goodwill is currently amortised over its expected useful economic life and in future years will be subject to periodic impairment tests.

(vii) The decrease in long-term debt was as a result of attributing a fair value to fixed interest rate long-term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

(viii) Other differences between UK GAAP and US GAAP included adjustments for pensions, post-retirement benefits and start up costs.

(ix) Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable statutory tax rates.

Preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group were undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. Minor revisions to the provisional fair values were undertaken in the year ended 30 June 2002. The revised values of assets and liabilities acquired compared to the provisional values are shown in the table below. Prior period fair value adjustments have not been restated for the revisions.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

	Final	Provisional
	US$M	US$M
Balance Sheet at 30 June 2001
Current assets
Cash assets	687	687
Receivables	883	883
Inventories	1 022	1 022
Other financial assets	132	132
Non-current assets
Property, plant and equipment	11 567	11 540
Intangibles	3 307	3 278
Other financial assets	2 929	2 971
Current liabilities
Payables	1 048	1 048
Interest bearing liabilities	1 300	1 300
Other provisions	221	221
Non-current liabilities
Interest bearing liabilities	3 329	3 329
Tax liabilities	2 129	2 161
Other provisions	634	588
Equity minority interests	337	337
Net assets	11 529	11 529
Shareholders' equity
Shareholders' equity	11 529	11 529

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

BHP Steel demerger

Under UK GAAP, the BHP Steel demerger is treated in two components - a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets). Under US GAAP, the BHP Steel demerger is classified as a non pro-rata distribution to shareholders and is required to be accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares is based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders. The remaining 6 per cent is measured at the respective sale price. The implied consideration, when compared to the book value of the BHP Steel net assets to be demerged, indicates a shortfall, which is required to be recognised in the result for the period ended 30 June 2002 for US GAAP.The calculation of the book value of the BHP Steel net assets to be demerged includes US GAAP net asset adjustments attributable to BHP Steel.

Employee compensation costs

In these accounts, the expected cost of awards under various employee ownership plans is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable equity award plans is recognised based on movements in their intrinsic value.

Depreciation

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs under US GAAP, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' below.

Asset write-downs

At 31 May 1998, the BHP Billiton Limited Group changed its impairment test policy for determining the recoverable amount of non-current assets from an undiscounted to a discounted basis. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value.

These differences created adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account. Refer 'Depreciation' above.

The movement in the shareholders' equity reconciliation in 2002 for this item largely reflects impacts of the BHP Steel demerger and has been included in that item in the income reconciliation. The charge to profit for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The information contained in these statements differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. This adjustment reflects the impact on depreciation of the difference.

Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Fair value accounting for derivatives

Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) Deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) Included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. On initial application of this Standard the BHP Billiton Limited Group recognised an accumulated loss of US$268 million in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of US$11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions, offset by a corresponding loss on their associated hedged liabilities held at 1 July 2000. The BHP Billiton Plc Group does not apply hedging principles in accordance with SFAS 133 and marks to market all derivative instruments, taking movements in the fair value of derivative instruments to the profit and loss account.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under UK GAAP until the hedged transaction is recognised.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Effective 1 July 2001, for US GAAP purposes, the BHP Billiton Limited Group de-designated existing derivative instruments as hedges of underlying transactions. Amounts previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

Synthetic debt

An operating subsidiary, whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the rand and the various foreign currencies. In these accounts, the arrangement is treated as a synthetic rand debt which at each period end is retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign loan amounts and forward exchange contracts are accounted for separately. Foreign loans are recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts are marked to market annually with the resulting gain or loss also taken to the profit and loss account.

Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders' equity, which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss account reflecting that they have, in substance, been realised.

Exploration, evaluation and development expenditures

The BHP Billiton Group follows the 'successful efforts' method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of Minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale or where a mineral resource has been identified but activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at greenfield properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining the profit result according to US GAAP.

Costs of start-up activities

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities should be expensed as incurred.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. Under UK GAAP, this policy has been adopted for all periods presented and resulted in changes in policy by the BHP Billiton Limited Group to conform with the BHP Billiton Plc Group in the year ended 30 June 2001. Previously, charges were taken to the profit and loss account as contributions were made to pension plans.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities. In addition, any associated foreign exchange gains or losses are required to be eliminated from net income.

Post-retirement benefits

In these accounts, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of SSAP 24, which are generally consistent with the provisions of SFAS 106 for the purposes of US GAAP except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

Mozal expansion rights

In June 2001, BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. In these accounts, the consideration was recognised as revenue in the year ended 30 June 2001. A portion of the consideration will be paid in cash and another portion will be delivered to BHP Billiton via a marketing arrangement once production has commenced. This deferred portion will be amortised to the profit and loss account over the period of the sales contract. Under US GAAP, the consideration paid in cash will be recognised as profit from asset sales when received and the deferred consideration portion is considered a derivative and has been recognised on the balance sheet and marked to market with movements in fair value being taken to the profit and loss account.

Change in UK corporate tax rate for petroleum companies

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using tax rates based on enacted tax law. The effect of a change in the UK corporate tax rate for petroleum companies was recognised in June 2002 for UK GAAP on the basis that the legislation was substantively enacted. This tax rate change will not be recognised for US GAAP purposes until the legislation is enacted. For 2002, an adjustment of US$61 million is reported in the item 'taxation adjustments'.

Purchase business combination costs

Costs incurred in relation to the DLC merger that were expensed under UK GAAP represent costs of acquisition that were capitalised under US GAAP.

Expenses on spin-off of OneSteel Limited

Costs associated with completion of the spin-off of OneSteel Limited are recognised directly in equity for UK GAAP but are charged as expenses for US GAAP. Previously published financial statements incorrectly recognised these costs directly in equity. This change in accounting in the year ended 30 June 2001 decreased US GAAP net income by US$30 million, and decreased US GAAP earnings per share by US$0.008 per share.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

Restoration and rehabilitation costs

Under UK GAAP, the expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items payable. Under UK GAAP, this policy has been adopted for all periods presented. In fiscal 2000 and prior years, the provision was determined under US GAAP on an undiscounted basis and the charge to profit was generally based on units of production, so that full provision was made by the end of the assets' economic life.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 only disclosure by way of note to the accounts was permitted. Thus the carrying value of the original equity interest in TOA is higher under US GAAP, and this is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-off of OneSteel Limited eliminated this reconciling item.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders' equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income

Investments

Under UK GAAP certain unlisted investments are marked to market annually based on third party valuations. The increase/(decrease) in the value of the investments is recognised in the profit and loss account. Under US GAAP such investments are adjusted to reflect the increase in guaranteed surrender value of the investment, but are not permitted to be marked to market.

Under UK GAAP certain investments in marketable securities are classified as exploration assets and are carried at estimated recoverable amount. Under US GAAP, such investments are classified as available for sale and are marked to market with changes in fair value recognised as a component of comprehensive income.

Secondary share issuance

During September 2000, BHP Billiton Plc undertook a secondary issuance of shares on the London Stock Exchange. The shares were issued in pounds sterling, however to fix the proceeds received on the share issuance in US dollars, BHP Billiton Plc utilised a number of hedging instruments to lock in the exchange rate between pounds sterling and US dollars. This hedging activity gave rise to a loss being realised due to the movement in the pound sterling against the US dollar. BHP Billiton Plc reported this loss as an offset against the share proceeds, which was then credited to paid in capital.

Under US GAAP, the loss would not qualify as a hedged item under SFAS 133. As such, the loss is recognised in the profit and loss in the period the loss was realised.

Taxation adjustments

In these accounts, potential tax expense of US$47 million has not been recognised in 2002, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. This adjustment is reported in the item 'taxation adjustments'.

NOTE 34. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES continued

(B) Employee compensation costs

The BHP Billiton Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the various employee ownership plans. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 been used to account for compensation costs, the following net income and earnings per share amounts would result:
	2002	2001	2000
	US$M	US$M	US$M
Net income
As reported	1 249	882	400
Proforma	1 224	897	400
Basic earnings per share (a) (b)
As reported	0.207	0.239	0.109
Proforma	0.203	0.243	0.109
Diluted earnings per share (b) (c)
As reported	0.207	0.238	0.109
Proforma	0.203	0.242	0.109

(a) Based on net profit attributable to members of BHP Billiton Group.

(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 23.

(c) Refer note 12.

(C) Impact of new accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141: Business Combinations (SFAS141) and Statement of Financial Accounting Standards No. 142: Goodwill and Other Intangible Assets (SFAS142). In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (SFAS143) and Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS144). In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146: Accounting for Costs Associated with Exit or Disposal Activities (SFAS146).

For the purpose of deriving US GAAP financial information of the BHP Billiton Group, SFAS141 applies to purchase business combinations entered into after 30 June 2001. SFAS142, SFAS143 and SFAS144 will apply for the year ending 30 June 2003 while SFAS146 is effective for exit or disposal activities initiated after 31 December 2003. The BHP Billiton Group has not adopted any of these standards early for the purpose of the June 2002 financial statements.

SFAS141 changes the accounting for business combinations to a single purchase accounting method. SFAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. SFAS146 requires that costs associated with exit or disposal activities be recognised when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The BHP Billiton Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia